SEC file no 82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 69 11
F +31 20 695 19 42
E communications@csm.nl

[redacted]

Press release

CSM'S STRATEGY DELIVERS IMPROVED SALES GROWTH IN SECOND HALF 2007

Diemen, the Netherlands, 27 February 2008 – The benefits of the restructuring program became more visible in the second half of 2007, allowing CSM to overcome difficult market conditions. In particular, the impact on results from the rise in raw material costs was lower than CSM had indicated in October 2007, reflecting CSM's success in increasing prices in both Europe and North America. EBITA was affected by the unfavorable US dollar rate, a sharp rise in raw material costs and an incidental disappointing result at one of the companies of Bakery Supplies North America. The implementation of the 3-S efficiency program remains on course and will deliver savings of minimal € 110 million in 2008. CSM reiterates its financial targets for 2008 and 2009, as communicated in October 2007.

Highlights 2007

- Net sales from continuing operations increased from € 2,421 million to € 2,486 million (at constant exchange rates: € 2,596 million, up 7.2%). Autonomous net sales growth amounted to 4.8% - composed of 1.9% in the first half year and 7.9% in the second half of 2007.
- EBITA from continuing operations before exceptional items was € 154 million (2006: € 157 million), down 2.1%. EBITA was negatively affected by € 9 million translation currency effects.
- PURAC's revised worldwide production strategy led to fixed asset impairments of € 23.4 million at PURAC Brazil and of € 43.2 million in connection with the intended sale and discontinuation of operations in Ter Apelkanaal (the Netherlands), Gorinchem (the Netherlands), and Montmeló (Spain).
- Savings from the 3-S Program are ahead of scheme and were € 36 million higher than in 2006, resulting in cumulative savings of € 98 million.
- Sale of CSM Sugar delivered a book profit of € 142.8 million.
- Cash flow from operating activities from continuing operations amounted to € 142.9 million (2006: € 96.4 million).
- Repurchase of company shares for € 100.5 million.
- Earnings per share equal € 3.06 (2006: € 1.47).
- Proposed increase in the dividend by 10% from € 0.80 (2006) to € 0.88 per share.

The summarized financial statements presented in this press release are based on the financial statements as at 31 December 2007, which are still to be made public as prescribed by law. In accordance with Section 2:395 of the Dutch Civil Code we hereby declare that our auditor Deloitte Accountants B.V. has issued an unqualified auditor's report with respect to the financial statements. To gain the insight that is necessary for a proper and responsible assessment of the financial position and results of CSM nv and for a clear understanding of the scope and remit of the audit by Deloitte Accountants B.V. this press release should be read in conjunction with the financial statements to which it refers and the auditor's report issued by Deloitte Accountants B.V. on 26 February 2008. We expect to publish these documents in March 2008. The financial statements are still to be adopted by the General Shareholders' Meeting.

Key Figures

in million euros	*2007*	*2006*
Net sales from continuing operations	2,486	2,421
EBITA before exceptional items	154	157
EBITA	65	124
Result from discontinued operations**	147	41
Result after taxes	203	105
EPS (in €)	3.06	1.47
EPS from continuing operations (in €)	0.82	0.90
ROS before exceptional items (in %)	6.2	6.5
ROCE before exceptional items (including goodwill) (in %)	8.3	9.1

* EBITA: operating result before amortization of intangible fixed assets.
** The result from discontinued operations includes the result of CSM Sugar and the proceeds from the sale of CSM Sugar.

Gerard Hoetmer, CEO, comments

"The developments in the second half of 2007 reflect the positive effects of CSM's organizational change. We now have a much stronger focus on market and customer, and at the same time operational effectiveness has been enhanced. This is reflected, amongst others, by the fact that we are passing on the sharply rising costs of raw materials in our selling prices.

The transformation process at CSM saw strong progress in 2007. The transition of our European Bakery Supplies Division from a country-based organization to a European customer-channel-oriented organization represents a major step forward. The adjustment of PURAC's worldwide production strategy due to the successful start-up of the new lactic acid plant in Thailand, and the customer-oriented market unit structure are important milestones in the transformation process as well. I would also like to mention the AIC-Caravan merger and the subsequent integration of the acquired ADM bakery ingredients division in the US and the reinforcement of our position in the food service/out-of-home segment by acquiring Titterington's in the US and Kate's Cakes in the UK.

The positive effect of all our strategic efforts has been partly offset by some external factors such as the strong rise in the prices of raw materials and the unfavorable US dollar. At our US company H.C. Brill firm measures had to be taken. The organization was not able to adequately manage the major changes due to the integration of two subsidiaries, factory closures, and strong growth in the frozen product market. We had to - among others - simplify the organization and have reduced staff with 45 FTE's. As a result of measures taken we expect to be able to compensate the USD 10 million impact on EBITA for 2007 in 2008. We are nonetheless very satisfied with the underlying business developments. We have full confidence in our people, our financial strength and strategy, and the progress of our organizational transformation. This is reflected in our proposal to increase the dividend for 2007 by 10%.

In the past two years we created a solid basis for achieving our targets. For example, the value embedded in our innovation centers and the centralized procurement organization, can be exploited even further. The partnerships and closer cooperation with our customers are promising. I am fully confident that we will reap the benefits in the years ahead."

Financial Commentary 2007

Net sales

Net sales from continuing operations increased from € 2,421.4 million to € 2,485.6 million in 2007, up 2.7%. Currency effects and the acquisitions/divestments of activities affected the sales figures comparison. The weak currency in particular had a negative effect of € 109.8 million. The net effect of acquisitions and divestments was € 56.6 million positive, mainly due to the divestment of Délices de la Tour and the acquisitions of CGI, the bakery operations of ADM Specialty Bakery Ingredients and the food service/out-of-home companies Titterington's and Kate's Cakes. Adjusted for currency effects and acquisition/divestment transactions autonomous growth was 4.8%.

Breakdown of autonomous growth:

BSNA	5.3%
BSEU	3.2%
PURAC	8.7%

Growth in the bakery operations was driven by price and product mix developments in particular, but also by positive volume trends in both the US and Europe. The price increase is largely related to the rise in the costs of raw materials. The product mix development is due mainly to a larger share of frozen products which, on average, have higher price levels.

Growth at PURAC was largely attributable to volume growth and improvements in the product mix of 7.2%. More than in previous years, this growth was driven by new innovative products. The effect of the price increases, which were implemented in particular in the second half-year, was 1.5%.

EBITA before exceptional items

EBITA before exceptional items from continuing operations decreased by € 3.0 million to € 153.7 million due to currency effects (€ 8.5 million negative) arising from the conversion of foreign currencies to euros. The rise in the prices of raw materials and, to a lesser extent, energy put pressure on our results. The impact on EBITA was € 10.8 million, being the balance of higher costs partially offset by higher selling prices and 3-S procurement savings. EBITA from acquired companies was € 12.5 million, in line with our expectations.

Breakdown of the change in EBITA before exceptional items:

millions of euros			
BSNA	-0.3	-0.3%	decrease in EBITA
BSEU	4.8	7.1%	increase in EBITA
PURAC	-5.2	-18.9%	decrease in EBITA
Corporate	-2.3	-16.8%	higher costs

Savings under the 3-S Program made a significant contribution to the EBITA before exceptional items, as expected. Including the additional savings of € 36 million in 2007, the cumulative savings amounted to € 98 million. We are on course to achieve the 2008 cost cutting target of € 110 million.

Restructuring charges arising from the 3-S Program account for € 15 million of the total amount of € 88 million in exceptional income and charges – resulting in a total amount of € 97 million in restructuring charges from the 3-S Program.

The exceptional income and charges item also includes fixed asset impairments at PURAC due to the intended sale and discontinuation of the operations in Ter Apelkanaal (the Netherlands), Gorinchem (the Netherlands) and Montmeló (Spain) of € 43.2 million, the impairment of the PURAC factory in Brazil due to the new production strategy (€ 23.4 million), the book profits on the sale of Délices de la Tour and QA Products (€ 11.4 million), and the change in a number of pension plans.

Financial income and charges, and taxes

Net financial charges amounted to € 19.6 million, down € 28.0 million compared to 2006. This decrease is due primarily to the lower incidental charges from repayment of a private placement in 2006.

The tax burden from continuing operations was -/- 39.6% (2006: 14.1%) – lower than expected and due mainly to fiscal compensation for the liquidation of a number of foreign companies. Excluding exceptional items the tax burden would have amounted to 34%, since most of the income in this year is from the US.

Result from discontinued operations

The result from discontinued operations (CSM Sugar) amounted to € 3.9 million. It includes the results for the period until 24 April 2007, when CSM Sugar's operations were transferred to Cosun. Financing charges are not included in the result and the tax burden is based on the nominal rate in the Netherlands. Also included is the book profit on the sale of the CSM Sugar operations (€ 142.8 million).

Result after taxes

The result after taxes from continuing operations, including exceptional items, amounted to € 56.1 million (2006: € 63.8 million). Earnings per share from continuing operations including exceptional items amounted to € 0.82 (2006: € 0.90).

The result after taxes from continuing and discontinued operations, including exceptional items, amounted to € 202.8 million (2006: € 104.7 million). Earnings per share including discontinued operations and exceptional items amounted to € 3.06 (2006: € 1.47).

Balance sheet

On balance, shareholders' equity before profit appropriation increased by € 112.8 million to € 957.7 million. The main movements were:

- the addition of € 202.8 million in profit for 2007;
- a decrease of € 52.8 million in connection with the dividend for financial year 2006;
- a decrease of € 100.5 million in connection with the repurchase of company shares to optimize CSM's financing structure;
- the recognition of € 70 million in cumulative financing preference shares following amendments made to the terms of the cumulative preference shares.

Capital expenditure on fixed assets, and working capital

In 2007 net capital expenditure on fixed assets was € 39.9 million higher than depreciation of € 66.3 million due largely to the construction of the lactic acid factory in Thailand (€ 40.5 million in 2007) and the completion of the doughnut plant in Germany (€ 11.3 million in 2007).

Working capital increased by € 14.4 million to € 193.2 million mainly as a result of an increase in the tax receivables.

Financing

Net debt position decreased by € 136.6 million to € 455.6 million (2006: € 592.2 million) largely as a result of:

- the sale of CSM Sugar, Délices de la Tour and QA Products (€ 280.5 million);
- the acquisition of Wilke Resources, ADM Specialty Bakery Ingredients, Kate's Cakes and Titterington's (€ 106.4 million);
- the positive cash flow from operating activities from continuing operations (€ 142.9 million);
- net capital expenditure on fixed assets (€ 116.9 million);
- repurchase of company shares (€ 100.5 million);
- payment of a total of € 52.8 million in dividend for financial year 2006;
- the recognition of € 70 million in cumulative financing preference shares in equity following amendments made to the terms of the cumulative preference shares.

CSM aims to maintain healthy balance sheet ratios and applies a maximum net debt position of 3 x EBITDA as ratio for debt funding. At the end of 2007 the net debt position was 2.1 x EBITDA.
This ratio is applied in combination with a minimum interest cover (EBITA/interest charges) of 3. The interest cover for 2007 was 7.6.

Dividend proposal

Upon adoption of the financial statements holders of (depositary receipts of) cumulative financing preference shares will receive the statutory dividend.
Holders of ordinary shares and of depositary receipts of ordinary shares which have not yet been converted will be proposed a cash dividend of € 0.88 per ordinary share for 2007, up 10%.

Prospects for 2008

Bakery Supplies

At the end of 2008 our bakery organizations in Europe and the US will have the envisaged integrated structure. With efficient procurement, supply chain and R&D organizations, and market-focused sales and marketing organizations we will be able to achieve organic growth of 1-2% above market average and improve our results. In line with the targets defined in 2005, the bakery activities will achieve the ROS and ROCE targets of 8-10% and 11-13% respectively in 2008, with a correction for inflation in our selling prices due to the sharp rise in the cost of raw materials. We will also further raise our selling prices to a total of approximately 10% to absorb the overall rise of approximately € 190 million in the costs of raw materials. Based on our experience in the second half of 2007 and the new contract positions at year-end we are confident that we will succeed in implementing those price increases.
In 2008 we shall continue to implement our strategy as a basis for autonomous growth. We also intend to reinforce our organization with strategic acquisitions.

PURAC

By the end of 2008 PURAC will also be a streamlined and focused organization. In 2008 the gluconic acid activities will be phased out and the production of lactic acid will be concentrated in our plants in Thailand, Brazil and the US. Despite these major internal reorganizations we expect our sales to continue to grow in price and volume at the rate of approximately 8-10% shown in recent years. Major progress will be made towards achieving the ROS and ROCE targets for PURAC in 2009, particularly in the second half of 2008 when the intended changes in the production organization have been implemented.

CSM total

2008 will be the year in which we will complete the 3-S program and make substantial progress towards our strategic and financial objectives in 2008. The improvement in ROS and ROCE will be bolstered by the 3-S Program, which will generate cumulative savings of at least € 110 million in its final year. In addition, we anticipate further growth in our bakery activities and PURAC and cost savings from the production reorganization at PURAC.
The 2007 acquisitions and divestments will, on balance, make a positive contribution of approximately € 5 million to EBITA in 2008. Interest burden, excluding exceptional financing expenditure, will be comparable with 2007. The normal tax burden is expected to be between 25 and 30% of our result.

Capital expenditure is expected to be in line with depreciation. A limited improvement is expected in the working capital as a percentage of sales. As a result cash flow will improve in 2008.

For more information, please contact:

Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906320 / cell phone +31 (0)6 5352 7622

Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Appendices

1. Business Developments in the Divisions
2. Consolidated Profit and Loss Account
3. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items
4. Consolidated Balance Sheet
5. Movements in Shareholders' Equity
6. Consolidated Cash Flow Statement
7. Key Figures
8. Breakdown 3-S Program
9. Segment information per business area
10. Notes

Press conference and analyst presentation (Webcast)

A press conference will be held at the premises of CSM (Nienoord 13, Diemen, the Netherlands) from 09.00 hours (CET) on Wednesday, 27 February 2008. The presentation that is provided for analysts at the same location can be followed live via www.csm.nl from 11.00 hours (CET). The slides, used during the presentation can be downloaded from our website.

Background information

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store and out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,500 employees in 23 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

1. Business developments by business area

• Bakery Supplies

Calendar year *millions of euros*	2007 before exceptional items	2007	2006 before exceptional items	2006
Net sales	2,175.5	2,175.5	2,126.0	2,126.0
EBITA	147.7	146.2	143.2	112.0
ROS%	6.8	6.7	6.7	5.3
ROCE including goodwill %	9.8	9.7	10.1	7.9

• Bakery Supplies Europe

Calendar year *millions of euros*	2007 before exceptional items	2007	2006 before exceptional items	2006
Net sales	1,059.4	1,059.4	1,041.9	1,041.9
EBITA	72.5	70.0	67.7	43,5
ROS%	6.8	6.6	6.5	4.2
ROCE including goodwill %	8.9	8.6	8.6	5.4

Highlights

- Transition from a country-based structure to a European organization with three business units focused on the artisan, industrial and food service/out-of-home markets, respectively.
- Start-up of four innovation centers.
- Acquisition of UK-based Kate's Cakes, as a basis for our European food service/out-of-home strategy.
- Start-up of a new doughnut plant in Germany.
- Closure of one of the two factories in Italy.
- Sale of Délices de la Tour in France.

Business developments

Last year's growth of the European economy was reflected in the market for bakery ingredients and products by increasing consumer spending in the out-of-home channel.

As in recent years, there was a limited decline in the number of independent smaller bakeries in the artisan segment, the most important sales channel in Europe. However, there is a trend toward larger bakeries with more branches. We aim to support and reinforce this key market segment by joining forces with artisan bakers – the spearheads of this strategy being product range innovations and operational support. As the European business unit Artisan is geared to this segment it is well positioned to provide the artisan baker with dedicated support.

Growth in the industrial bakery segment was due, mainly, to its supermarket customers. With specific custom-made products such as bakery fats, fruit fillings and ingredients our European business unit Industry plays a key role as a supplier to large industrial bakers in this segment.

The in-store bakery segment saw growth in all countries and together with out-of-home it constitutes the growth segment in frozen products. Our customers need a convenient way to sell quality products and as our frozen products can be baked off in-store or are ready for consumption after defrosting we are addressing this need. Our European business unit Frozen & Bakery Products deploys an active approach to meet the growing needs of this market.

The out-of-home market segment remains the fastest growing market, primarily because of the increase in fastfood restaurants and coffee bars. At the start of August we announced the acquisition of Kate's Cakes, the market leader in premium cakes in the UK and supplying mainly to out-of-home markets. Kate's Cakes provides us with a platform to further develop this fast-growing market in continental Europe. This, together with the Titterington's acquisition in the US, will enable us to become a worldwide partner for leading companies in this market.

Our buying markets were facing significant increases in the costs of raw materials in 2007. Vegetable oils and fats, flour and dairy products showed unprecedented increases by more than 100 percent. Our raw material position was not yet affected fully in 2007 because of effective and timely buying transactions. The full impact of the cost increases of about 20% cumulative will become visible in 2008.

Results

The various customer segments showed different developments in 2007. Sales in the artisan segment remained more or less flat. Non-profitable sales in the industrial segment were divested and the frozen bakery products segment realized sales growth. Autonomous growth in net sales was € 33.9 million, up 3.2% versus 2006.

Net sales in Europe showed growth for the first time in years due partly to the new customer-oriented organization and ongoing R&D activities. Price increases to offset the increased costs of raw materials and the acquisition of Kate's Cakes had a positive impact on sales. This was partly offset by the divested activities of Délices de la Tour and the continuing divestment of co-packing activities.
Sales growth should be seen in the context of the cost development process that we initiated in Europe. In 2007, the focus was on cost savings and the restructuring and optimization of the organization.

The 7.1% increase in EBITA before exceptional items was affected negatively (€ 4.6 million) by the strong rise in the price of raw materials. As expected, we could not immediately pass on all the price increases to our customers due to timing differences. EBITA nevertheless further improved due, primarily, to the 3-S Program which delivered € 41 million in savings in 2007, up € 14 million compared to 2006.

Prospects 2008

We will continue to further position our European activities in 2008. The transition from a country-based organization to an integrated customer-oriented European organization is now largely complete and contributes to higher growth in our operations. To enhance our competitiveness the European production organization will be further optimized.
In 2008, the 3-S Program will enter its last year of operation, with savings making a significant contribution to the growth in the operating result. Efficient procurement rather than restructuring will be leading in this process. Our raw materials experienced unprecedented price rises in 2007. The resulting 20% overall increase in the costs of raw materials will be passed on to the market. We are confident that we will be able to pass on the increased costs of raw materials in our selling prices, based on the realized improvements in 2007.

Investments are expected to be in line with depreciation. Working capital as a percentage of sales will show limited improvement.

- ## Bakery Supplies North America

Calendar year (euros)	2007 before exceptional items	2007	2006 before exceptional items	2006
millions of euros				
Net sales	1,116.1	1,116.1	1,084.1	1,084.1
EBITA	75.2	76.2	75.5	68.5
ROS%	6.7	6.8	7.0	6.3
ROCE including goodwill %	10.8	10.8	12.2	10.9

Calendar year (US dollars)	2007 before exceptional items	2007	2006 before exceptional items	2006
millions of US dollars				
Net sales	1,528.0	1,528.0	1,361.5	1,361.5
EBITA	103.3	104.7	95.2	86.5
ROS%	6.7	6.8	7.0	6.3
ROCE including goodwill %	10.4	10.5	12.0	10.9

Highlights

- Acquisition of Titterington's, as a basis for our American food service/out-of-home strategy.
- Acquisition of ADM Specialty Bakery Ingredients.
- Opening of two innovation centers.
- "Market first" launch of transfat-free products.
- Sale of QA Products, specialist in food decorations.
- Closure of Elk Grove Village factory and sale of property and plant.

Business developments

After years of sustained growth the American economy started to lose momentum in 2007. This had only a limited effect on the bakery ingredient and product market. In general there was limited growth, except for the food service and out-of-home market segment which saw the strongest growth. Demand for frozen products, including cakes, cookies and almost-ready items increased in particular.
The demand for high quality bread is increasing, driven by the trend toward healthy eating and the desire for "European"-style quality bread. CSM is well positioned to meet this growth thanks to its newly established innovation centers and the interaction with our European division.
There is a strong demand for transfat-free products – products which do not contain (possibly) harmful hard fats. CSM is one of the few providers that can meet this opportunity.

Like in Europe, the buying market in the US was characterized by a considerable rise in the prices of raw materials. Unprecedented price increases during 2007 caused a sharp rise in the costs of our main raw materials, which went up more than 100%. However, the net increase in raw material costs was limited in the US because of effective and timely buying transactions and the lower price of sugar. For the North American market, we anticipate a total increase in costs of 20% in 2008. We are confident that we will be able to pass on the increased costs of raw materials in our selling prices.

Results

Sales showed autonomous growth of 5.3%. An improved product mix and a limited increase in volume made the most important contribution to growth. Price increases implemented in the fourth quarter also affected sales

positively. There was growth in all our customer segments, particularly – from a product perspective – in frozen products.

EBITA in US dollars, excluding restructuring charges and other exceptional items, improved by 8.5%. The increase in the price of raw materials had a limited effect due to the lower price of sugar. As expected, the price of sugar in the American market fell back to its old level in 2007 after the considerable rise in 2006 in the wake of Hurricane Katrina. However, this positive effect was more than offset by the explosive rise in the price of other raw materials. Savings generated by our 3-S Program amounted to USD 30 million in 2007, an increase of USD 16 million compared with 2006.

H.C. Brill, active in bakery ingredients and frozen products for in-store and out-of-home markets, produced disappointing results. Due to a combination of mergers, factory closures, and strong growth in the frozen products market, this led to an overburdened organization with production inefficiencies, low service levels, and a trailing planning in the second half of 2007. This, in turn, caused higher waste and labor costs, higher stock depreciations, and a lower growth rate. As a result of the measures taken we expect in 2008 no recurrence of this incidental situation.

Prospects 2008

The consistent implementation of price rises of, on average, about 10% to offset the increase in the costs of raw materials will result in substantial sales growth. Although the American economy is losing steam, which will limit organic growth, we are positive about achieving our bakery operations target of 1-2% above-market growth. Additional innovation efforts will help us reinforce our market position and generate extra volume.

EBITA will benefit from the growth in sales and the full year consolidation of Titterington's and ADM's EBITA. The sale of QA Products in December 2007 will adversely affect EBITA. These acquisitions and divestment will, on balance, make an additional contribution of USD 2.0 million to EBITA in 2008. The 3-S Program will contribute to the result for 2008, to a significant extent through the centralized procurement program and the two announced – and partly realized – factory closures. We expect the measures taken at H.C. Brill to lead to recovery of the results.

Capital expenditure on fixed assets will be in line with depreciation. A limited decline is expected in working capital as a percentage of sales.

• PURAC

Calendar year *millions of euros*	2007 before exceptional items	2007	2006 before exceptional items	2006
Net sales	310.1	310.1	295.4	295.4
EBITA	22.3	-68.8	27.5	22.0
ROS%	7.2	-22.2	9.3	7.4
ROCE including goodwill %	6.7	-20.3	8.7	6.9

Highlights

- The lactic acid factory in Thailand (Rayong) went successfully into production.
- Appointment of a new Managing Director.
- Acquisition of the meat preservation activities of Wilke Resources (Kansas).
- Announcement of the intended sale of the factory in Ter Apelkanaal (the Netherlands) and discontinuation of lactic acid production in Gorinchem (the Netherlands) and Montmeló (Spain), and an impairment at the production facility in São Paulo (Brazil) due to the adjusted worldwide production strategy.
- Decision to invest in a pilot factory in Montmeló (Spain) for the production of D(-) lactic acid and lactides for the bio-based plastics market.
- Introduction of new PLA technology and new products such as PURACAL ACT (acrylamide reduction in French fries and chips), PURAC FIT (masks after-taste of artificial sweeteners in diet softdrinks), and PURACAL Qsynergy (calcium enrichment of fruit and dairy drinks).

Business developments

The market in which PURAC operates can be divided into three product segments: lactic acid, lactic acid derivatives, and lactides for Poly-Lactic Acid (PLA).
Lactic acid with various purity levels is used by a large number of industries for, amongst others, preservation and cleaning of products, and for the improvement of taste. This market is showing limited growth and is served by five players. Since lactic acid has standard specifications and is manufactured in a production environment characterized by high fixed costs, price often is the determining factor for customers. Therefore, PURAC strives for production at the lowest possible cost price. The new production plant in Thailand will make a significant contribution to this ambition.

The market for derivatives (products derived from lactic acid or gluconic acid) is much more differentiated. PURAC markets hundreds of different customized products. There are only a limited number of providers of high-quality derivatives. For many lactic acid producers it is a challenging segment because of the large R&D efforts needed and demanding customer relations. As the market leader, PURAC benefits from its economies of scale to excel in this field.

The market for lactic acid as an ingredient for the production of bio-based plastics is still relatively immature and small-scale. Lactic-acid-based PLA is the raw material for plastics producers, which enables them to produce bio-based plastics from renewable raw materials.
To open up this potentially very large market PURAC developed various PLA technologies in 2007, most of which are patent-protected. They simplify the production of bio-based plastics, at lower cost. There is strong market demand for bio-based plastics as an alternative to traditional plastics due partly to the rise in the price of oil. Those technologies can also be used to improve the quality and temperature resistance of plastics, which can help increase the number of plastics applications significantly.

Food safety, health and the environment are the leading trends for product innovation. In the past few years volume growth was 8%. Increased competition in lactic acid made it difficult to pass on the increased prices of raw materials in the selling prices.
Autonomous growth of existing applications and the introduction of new ones generate volume growth in the market for lactic acid and lactic acid derivatives. PURAC's new R&D approach, which was introduced in 2006, delivered its first results in 2007. These developments are expected to contribute to steady growth in the years ahead. Adoption of customer-driven innovations by those same customers often is time-consuming because, in many cases, this will lead to redefinition of our customers' end products.

Results

Sales increased autonomously by 8.7% – as a result of volume growth and improvements in the product mix of 7.2%, on the one hand, and an average price rise of 1.5%, on the other. The implemented price increases did not fully offset the rise in the prices of raw materials but, compared with previous years, the substantial price increase represents a turnaround.
Higher volume growth is due, not only, to growth in existing applications but also new product launches. The new market-oriented development organization will further stimulate growth in new applications in the years ahead.
EBITA, excluding restructuring charges and other exceptional items, decreased by € 5.2 million or 18.9%. It was negatively affected by the weak US dollar, in particular, the effect being € 6.8 million. The costs of energy, sugar and other raw materials also increased (€ 9.7 million). The investment in Thailand incurred costs without associated proceeds (€ 4.5 million). These adverse effects were partly offset by higher sales of € 14.7 million and cost savings of € 8.5 million generated by the 3-S Program.
In view of the sharpened strategy and the successful start-up of the new lactic acid plant in Thailand, PURAC took the decision to restructure its production organization. This will lead to drastic changes in the Dutch, Spanish and Brazilian production facilities. As a consequence our production assets have been impaired to the tune of € 72 million, € 23.4 million of which in Brazil.

Prospects 2008

We anticipate sales growth of 8-10% in 2008 due to the growth-focused organization, the innovations which have been launched, and the start-up of our pilot factory for lactic-acid-based bio-based plastics. At the same time the organization will have to deal with internal affairs in connection with the closure and divestment of a large number of facilities. As in the second half of 2007 we will continue to introduce price increases to offset the higher costs of our raw materials. One important factor for PURAC is the development of the exchange rate of the US dollar against the euro and the Brazilian real. PURAC sustained an exchange rate loss from the ongoing fall in the US dollar against both currencies, due to the fact that a large part of the sales in the US is produced in Europe and Brazil. Local competition makes it difficult to offset this exchange rate difference via the selling prices. Additionally, the results of our American companies are converted at a lower US dollar exchange rate. An average exchange rate of USD 1.45 to the euro in 2008 causes a negative effect of around € 8 million on PURAC's EBITA compared to 2007. This includes the fact that, due to our Thailand facility, we are having less dollar exposure. The Thailand facility itself will make a limited contribution to the result in 2008. Only after the production organization has been fully restructured, this investment will add positively to the 2008 results. We expect growth, the further savings under the 3-S Program and the restructuring of the production organization to improve PURAC's EBITA for 2008 in line with the targets for 2009. It should be noted that PURAC will make its largest leap towards realizing the 2009 financial targets in 2009 as in that year the full benefits can be reaped of the restructured production organization.

Capital expenditure is expected to be in line with depreciation in 2008. Working capital as a percentage of sales will show a limited decline.

2. Consolidated Profit and Loss Account

millions of euros	2007	2006
Continuing operations		
Net sales	2,485.6	2,421.4
Costs of raw materials and consumables	-1,418.9	-1,366.6
Production costs	-448.2	-376.7
Warehousing and distribution costs	-194.7	-183.9
Gross profit	**423.8**	**494.2**
Selling expenses	-200.0	-206.0
Research & Development costs	-32.3	-28.4
General and administrative expenses	-140.3	-139.6
Other costs	-6.1	-
Other proceeds	14.7	1.7
Operating result	**59.8**	**121.9**
Financial income	12.1	17.7
Financial charges	-31.7	-65.3
Result before taxes from continuing operations	**40.2**	**74.3**
Taxes	15.9	-10.5
Result after taxes from continuing operations	**56.1**	**63.8**
Discontinued operations		
Result after taxes CSM Sugar[1]	3.9	40.9
Result on sale after taxes	142.8	-
Result after taxes from discontinued operations	**146.7**	**40.9**
Result after taxes	**202.8**	**104.7**
Per ordinary share in euros		
Earnings from continuing operations	0.82	0.90
Diluted earnings	0.81	0.89
Earnings from continuing and discontinued operations	3.06	1.47
Diluted earnings	3.05	1.46

[1] The result from discontinued operations of CSM Sugar comprises the divisional result excluding financial income and charges. Taxes are specifically allocated to the division on the basis of the nominal tax rate in the Netherlands.

The summarized financial statements presented in this press release are based on the financial statements as at 31 December 2007, which are still to be made public as prescribed by law. In accordance with Section 2:395 of the Dutch Civil Code we hereby declare that our auditor Deloitte Accountants B.V. has issued an unqualified auditor's report with respect to the financial statements. To gain the insight that is necessary for a proper and responsible assessment of the financial position and results of CSM nv and for a clear understanding of the scope and remit of the audit by Deloitte Accountants B.V. this press release should be read in conjunction with the financial statements to which it refers and the auditor's report issued by Deloitte Accountants B.V. on 26 February 2008. We expect to publish these documents in March 2008. The financial statements are still to be adopted by the General Shareholders' Meeting.

3. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items

The consolidated profit and loss account from continuing operations for 2007 and 2006 before exceptional items can be presented as follows:

millions of euros	2007 before exceptional items	exceptional items	2007 total	2006 before exceptional items	exceptional items	2006 total
Net sales	2,485.6		2,485.6	2,421.4		2,421.4
Costs of raw materials and consumables	-1,418.9		-1,418.9	-1,366.6		-1,366.6
Added value	**1,066.7**		**1,066.7**	**1,054.8**		**1,054.8**
Production costs	-356.0	-92.2	-448.2	-353.2	-23.5	-376.7
Warehousing and distribution costs	-194.1	-0.6	-194.7	-182.3	-1.6	-183.9
Gross profit	**516.6**	**-92.8**	**423.8**	**519.3**	**-25.1**	**494.2**
Selling expenses	-198.8	-1.2	-200.0	-205.4	-0.6	-206.0
Research & development costs	-31.0	-1.3	-32.3	-28.4		-28.4
General and administrative expenses	-138.7	-1.6	-140.3	-130.4	-9.2	-139.6
Other costs		-6.1	-6.1	-	-	-
Other proceeds		14.7	14.7	-	1.7	1.7
Operating result	**148.1**	**-88.3**	**59.8**	**155.1**	**-33.2**	**121.9**
Financial income	12.1		12.1	17.7	-	17.7
Financial charges	-31.7		-31.7	-65.3	-	-65.3
Result before taxes from continuing operations	**128.5**	**-88.3**	**40.2**	**107.5**	**-33.2**	**74.3**
Taxes	0.6	15.3	15.9	-20.4	9.9	-10.5
Result after taxes from continuing operations	**129.1**	**-73.0**	**56.1**	**87.1**	**-23.3**	**63.8**

The exceptional items for 2007 can be specified for each division as follows:

Bakery Supplies Europe: a net negative total of € 2.5 million in exceptional items.
The breakdown is as follows:

- One-off costs of € 2.7 million due to the transition from a country-based structure to a business-unit organization – recognized as general and administrative expenses.
- A result of € 0.7 million negative due to the production rationalization at Unipro (Merksem) – classified as production costs.
- The net result of € 1.3 million negative from the sale of the activities of Délices de la Tour (Le Mans and Maubeuge), including the closure of its headquarters – recognized as other proceeds (€ 2.3 million positive), general and administrative expenses (€ 2.3 million negative), warehousing and distribution costs (€ 0.3 million), selling expenses (€ 0.9 million), and R&D costs (€ 0.1 million).

- A result of € 2.5 million positive due to the impairment adjustment at BakeMark Ingrédients France – recognized as production costs (€ 2.2 million) and general and administrative expenses (€ 0.3 million).
- An income item amounting to € 1.0 million at Carels Goes B.V. arising from the obligation for employees to join the company pension fund – recognized as general and administrative expenses.
- A negative result of € 1.0 million at BakeMark Italia due to a reorganization following the transfer of part of the production to BakeMark Deutschland – recognized as production costs.
- Various smaller items resulting in a negative total of € 0.3 million – recognized as general and administrative expenses.

Bakery Supplies North America: a net positive total of € 1.0 million in exceptional items.
The breakdown is as follows:

- Costs of € 1.5 million due to the restructuring of Caravan Ingredients and the sale of a building – recognized as general and administrative expenses.
- A restructuring provision of € 2.1 million due to the closure of H.C. Brill's production operation in Elk Grove Village classified as production costs.
- A negative result of € 5.1 million due to production rationalization and the closure of one factory including impairment at H.C. Brill – recognized as production costs.
- A negative result of € 2.3 million due to logistical improvements at BakeMark USA including, amongst others, the closure of two distribution centers – recognized as general and administrative expenses.
- Proceeds of € 12.4 million from the sale of QA Products – recognized as other proceeds.
- Other costs of € 0.4 million at H.C. Brill.

PURAC: a net negative total of € 91.1 million in exceptional items. The breakdown is as follows:

- A negative result of € 8.5 million due to the sale of the gluconic acid activities of PURAC America, including impairment of the associated goodwill and property, plant & equipment – classified as production costs (€ 2.4 million) and other costs (€ 6.1 million).
- A negative result of € 57.7 million due to the adaptation of the product portfolio and the implementation of a fundamental production rationalization in the PURAC group – comprising fixed asset impairments (€ 43.2 million) and spare parts (€ 1.3 million) and is recognized as production costs (€ 43.6 million) and selling expenses (€ 0.9 million), and costs of € 13.2 million due to reorganization and redundancies classified as production costs.
- A negative result of € 23.4 million due to fixed asset impairment at PURAC sínteses (Brazil) – recognized as production costs.
- A negative result of € 4.1 million due to fixed asset impairment at PURAC biochem – recognized as production costs.
- A pension-cost-related income item amounting to € 1.8 million at PURAC glucochem due to the intended discontinuation of the business activities in Ter Apelkanaal;
- A result of € 0.6 million positive due to the transfer of the senior management's pension plan – classified as general and administrative expenses.

Corporate costs: a net positive total of € 4.3 million in exceptional items. The breakdown is as follows:

- A total result of € 4.1 million positive due to the transfer of the senior management's pension plan and of pension funds from a former CSM subsidiary to the industry pension fund – classified as general and administrative expenses.
- Costs of € 2.1 million negative due to the termination of the employment of a member of the Board of Management and a member of senior management – recognized as general and administrative expenses.
- Release of a provision amounting to € 2.3 million positive for a claim which will not materialize – recognized as general and administrative expenses.

4. Consolidated Balance Sheet

before profit appropriation, millions of euros	31-12-2007	31-12-2006
Assets		
Property, plant & equipment	519.8	585.6
Intangible fixed assets	771.6	702.3
Financial fixed assets	13.9	10.4
Deferred tax assets	43.6	57.3
Total fixed assets	**1,348.9**	**1,355.6**
Stocks	256.1	246.4
Receivables	325.6	312.4
Tax assets	69.8	17.2
Cash and cash equivalents	37.7	80.2
Assets held for sale	10.2	213.3
Total current assets	**699.4**	**869.5**
Total	**2,048.3**	**2,225.1**
Liabilities		
Shareholders' equity	**957.7**	**844.9**
Provisions	131.6	135.2
Deferred tax liabilities	50.4	43.1
Non-current liabilities	484.5	656.8
Total non-current liabilities	**666.5**	**835.1**
Interest-bearing current liabilities	8.8	15.6
Trade payables	227.6	192.2
Other non-interest-bearing current liabilities	118.5	128.2
Tax liabilities	69.2	76.8
Liabilities held for sale		132.3
Total current liabilities	**424.1**	**545.1**
Total	**2,048.3**	**2,225.1**

5. Movements in Shareholders' Equity

millions of euros	Ordinary share capital	Share premium reserve	Other reserves	Retained earnings	Total
As at 1 January 2006	**19.6**	**7.7**	**-0.3**	**919.4**	**946.4**
Movement in hedge reserve			16.7		16.7
Movement in translation reserve			-10.7		-10.7
Movement in legal reserve capitalization development costs			0.8	-0.8	
Result recognized in shareholders' equity			**6.8**	**-0.8**	**6.0**
Profit financial year 2006			-	104.7	104.7
Total result 2006			**6.8**	**103.9**	**110.7**
Dividend				-57.8	-57.8
Repurchase company shares				-155.1	-155.1
Movement in option reserve			0.7		0.7
Withdrawal shares	-1.4	-0.6		2.0	
Total transactions with shareholders	**-1.4**	**-0.6**	**0.7**	**-210.9**	**-212.2**
As at 31 December 2006	**18.2**	**7.1**	**7.2**	**812.4**	**844.9**
Movement in hedge reserve			-5.2		-5.2
Movement in translation reserve			-2.1		-2.1
Movement in legal reserve capitalization development costs			0.8	-0.8	-
Result recognized in shareholders' equity	**-**	**-**	**-6.5**	**-0.8**	**-7.3**
Profit financial year 2007				202.8	202.8
Total result 2007			**-6.5**	**202.0**	**195.5**
Dividend				-52.8	-52.8
Repurchase company shares			-	-100.5	-100.5
Movement in option reserve			0.6		0.6
Reclassification cumulative financing preference shares	0.7	69.7		-0.4	70.0
Withdrawal shares	-1.6	-0.8	-	2.4	-
Total transactions with shareholders	**-0.9**	**68.9**	**0.6**	**-151.3**	**-82.7**
As at 31 December 2007	**17.3**	**76.0**	**1.3**	**863.1**	**957.7**

6. Consolidated Cash Flow Statement

millions of euros	2007	2006
Cash flow from operating activities		
Result after taxes	202.8	104.7
Adjusted for:		
- Discontinued operations	-146.7	-40.9
- Depreciation of fixed assets	66.3	69.1
- Impairment of fixed assets	72.1	14.7
- Result from fixed asset divestments	-2.3	-0.2
- Result from sale of group companies and activities	-8.6	-1.7
- Share options	0.6	0.7
- Interest received	-4.2	-0.8
- Interest paid	29.1	30.3
- Exchange rate differences	-3.7	-4.0
- Fluctuations in fair value of derivatives	-3.8	-12.9
- Movements in shareholders' equity due to cash flow hedges	-	22.3
- Repayment costs private loan 2001	-	10.4
- Repayment costs convertible bond loan beet growers	-	2.3
- Other financial income and charges	2.2	-
- Taxes	-15.9	10.5
Cash flow from operating activities before movements in working capital	**187.9**	**204.5**
Movement in provisions	-6.2	-13.9
Movements in working capital		
- receivables	-20.6	1.0
- stocks	-24.7	-11.6
- non-interest-bearing current liabilities	38.4	-22.1
Cash flow from business operations	**174.8**	**157.9**
Net interest paid	-26.4	-45.9
Tax paid on profit	-5.5	-15.6
Cash flow from operating activities – continuing operations	**142.9**	**96.4**
Cash flow from operating activities – discontinued operations	**-4.1**	**81.4**
Cash flow from operating activities	**138.8**	**177.8**
Cash flow from investment activities		
Acquisition of group companies	-106.4	-58.9
Sale of group companies	47.6	5.2
Capital expenditure on property, plant & equipment	-116.9	-124.5
Divestment of property, plant & equipment	10.6	8.3
Cash flow from investment activities – continuing operations	**-165.1**	**-169.9**
Discontinued operations	-0.8	-1.0
Sale of discontinued operations	232.9	-10.0

Cash flow from investment activities – discontinued operations	**232.1**	**-11.0**
Cash flow from investment activities	**67.0**	**-180.9**
Cash flow from financing activities		
Proceeds from interest-bearing debts	1.6	464.6
Repayment of interest-bearing debts	-93.9	-243.8
Repurchase of company shares	-102.1	-198.0
Sale of company shares	1.6	42.9
Paid-out dividend	-52.8	-57.8
Cash flow from financing activities	**-245.6**	**7.9**
Net cash flow	-39.8	4.8
Effects of exchange rate differences on cash and cash equivalents	-2.7	-2.9
Increase cash and cash equivalents	-42.5	1.9
Cash and cash equivalents at start of financial year	80.2	78.3
Cash and cash equivalents at close of financial year	37.7	80.2

7. Key Figures

Continuing operations	2007	2006
millions of euros		
Net sales	2,486	2,421
EBIT	60	122
EBITA	65	124
Result after taxes	56	64
Earnings per share in euros [1]	0.82	0.90
Cash flow from operating activities	143	96
Cash flow from operating activities per share, in euros [1]	2.15	1.36
Depreciation of fixed assets	66	69
Capital expenditure on fixed assets	116	118
ROS % [2]	2.6	5.1
Result after taxes / net sales %	2.3	2.6
ROCE excluding goodwill % [3]	8.1	17.5
ROCE including goodwill % [4]	3.5	7.1
Number of employees	8,726	8,204

Continuing and discontinued operations	2007	2006
millions of euros		
Result after taxes	203	105
Earnings per share in euros [1]	3.06	1.47
Number of employees	8,726	8,497

Shareholders' equity	958	845
Shareholders' equity per share in euros [5]	14.78	12.81
Net debt position [7]	456	592
Net debt position/EBITDA [8]	2.1	2.0
Interest cover [6]	7.6	5.6
Balance sheet total : shareholders' equity	1:0.5	1 : 0.4
Net debt position : shareholders' equity [8]	1:2.1	1 : 1.4
Current assets : current liabilities	1:0.6	1 : 0.6

Dividend	0.88	0.80
Dividend pay-out ratio	28.7	54.3
Number of issued ordinary shares	66,331,279	72,831,132
Number of ordinary shares outstanding with third parties [9]	61,802,201	65,954,285
Number of ordinary shares with dividend rights	61,802,201	65,954,285
Weighted average number of outstanding ordinary shares	65,280,284	71,101,226
Share price as at 31 December	23,10	29.17
Market capitalization as at 31 December	1,428	1,924
Highest price in calendar year	29.72	29.57
Lowest price in calendar year	22.35	21.19

1 Profit per ordinary share in euros after deduction of dividend on cumulative preference shares.
2 ROS % is EBITA from continuing operations divided by net sales x 100.
3 ROCE excluding goodwill % is EBITA from continuing operations for the year divided by average capital employed excluding goodwill x 100.
4 ROCE including goodwill % is EBITA from continuing operations for the year divided by average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5 Shareholders' equity per share is shareholders' equity divided by the number of shares with dividend rights.
6 Interest cover is the EBITA before exceptional items divided by net interest income and charges.
7 Net debt position comprises interest-bearing debts minus cash and cash equivalents.
8 EBITDA is 'Earnings Before Interest, Taxes, Depreciation and Amortization'
9 Number of shares outstanding with third parties is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

8. Breakdown 3-S Program

in million euro	Plan				Total
	2005	2006	2007	2008	2008
Savings	15	55	85	110	110
Restructuring expenses	60	40	20		120

	2005 Realised	2006 Realised	2007 Realised	Plan 2008	Project to date
Savings per:					
BSEU	4	27	41		41
BSNA	4	11	24		24
Bakery Supplies Total	8	38	65	75	65
PURAC	0	12	20	20	20
Sugar	11	11	11	12	11
Holding activities	0	1	2	3	2
Total	19	62	98	110	98
Split in:					
Restructuring projects	19	46	67	65	67
Purchasing		16	31	45	31
Restructuring expenses	58	24	15	120	97
Cash out	25	26	18	80	69
FTE reduction	696	250	244		1190

9. Segment information by business area

	Bakery Supplies Europe		Bakery Supplies North America		PURAC		Corporate		Continuing operations CSM total	
P&L information	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Net sales	1,0594	1,0419	1,1161	1,0841	3101	2954		-	2,4856	2,4214
EBIT	68.3	42.7	73.0	67.9	-69.1	21.8	-12.4	-10.5	59.8	121.9
EBITA	70.0	43.5	76.2	68.5	-68.8	22.0	-12.0	-10.5	65.4	123.5
Balance sheet information										
Total assets	490.8	515.0	672.3	664.2	246.4	246.9	638.8	799.0	2,048.3	2,2251
Total liabilities	-426.1	-431.1	-530.0	-515.9	-268.5	-267.2	134.0	-166.0	-1,090.6	-1,380.2
Average capital employed excluding goodwill	230.3	2085	236.5	2220	309.8	2834	1.6	-5.9	805.2	7080
Goodwill (average)	5822	5815	4298	3983	25.3	31.9		-	1,0373	1,0118
Average capital employed including goodwill	812.5	7900	693.3	6203	335.1	3153	1.6	-5.9	1,842.5	1,7198
Capital employed excluding goodwill year-end	259.7	2145	250.6	2454	278.8	3043	11.9	-8.0	801.0	7562
Goodwill year-end	596.3	5815	413.6	4276	21.4	31.9		-	1,0313	1,0410
Capital employed including goodwill year-end	856.0	7960	664.2	6730	300.2	3362	11.9	-8.0	1,832.3	1,7972
Depreciation of property, plant & equipment	-24.0	-25.3	-14.3	-15.7	-22.4	-26.3		-0.2	-60.7	-67.5
Amortization of intangible fixed assets	-1.7	-0.8	-3.2	-0.6	-0.4	-0.2	-0.3	-	-5.6	-1.6
Other information										
Capital expenditure on property, plant & equipment	29.5	37.8	22.3	16.8	60.9	61.2			1127	1158
Capital expenditure on intangible fixed assets	0.8	0.3	-	-	1.8	1.1	0.5	0.4	3.1	1.8
Impairment of fixed assets	2.9	-11.5	-2.8	-3.2	-72.2	-		-	-72.1	-14.7
Average number of employees	3,742	3,790	3,605	3,235	1,042	1,022	43	43	8,432	8,090
Alternative performance measures										
ROS	6.6%	4.2%	6.8%	6.3%	-22.2%	7.4%			2.6%	5.1%
ROCE excluding goodwill	29.9%	20.5%	28.1%	30.6%	-22.0%	7.7%			8.1%	17.5%
ROCE including goodwill	8.6%	5.4%	10.8%	10.9%	-20.3%	6.9%			3.5%	7.1%
Alternative performance measures before exceptional items										
EBIT	70.8	66.9	72.0	74.9	21.9	27.3	-16.6	-14.0	148.1	155.1
EBITA	72.5	67.7	75.2	75.5	22.3	27.5	-16.3	-14.0	153.7	1567
ROS	6.8%	6.5%	6.7%	7.0%	7.2%	9.3%			6.2%	6.5%
ROCE excluding goodwill	31.4%	32.4%	28.4%	34.0%	7.2%	9.7%			19.0%	22.1%
ROCE including goodwill	8.9%	8.6%	10.8%	12.2%	6.7%	8.7%			8.3%	9.1%

10. Notes

Accounting principles

The consolidated financial statements of CSM nv have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union. With the exception of financial instruments, the financial statements in general are prepared on the basis of the historical cost principle.

In 2007, CSM applied all the new and reviewed standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), if and to the extend these applied to CSM and were effective as at 1 January 2007 – specifically the new standard IFRS 7 ("Financial instruments disclosures") and the additions to IAS 1 ("Presentation of financial statements").

Acquisitions and divestments

The main acquisitions and divestments that influenced the 2007 consolidation were:

- 22 January 2007 – the acquisition of the meat preservation operations of Wilke Resources (Kansas, US) for € 4 million (annual sales: US$ 18 million)
- 24 January 2007 – the sale of the Le Mans-based production activities of Délices de la Tour for € 16.9 million (annual sales: € 25 million)
- 30 January 2007 – the acquisition of ADM's (Archer Daniels Midland) bread improvement, bakery mixes and monoglycerides operations for € 40.3 million (annual sales: US$ 50 million)
- 24 April 2007 – the sale of CSM Sugar for € 228.1 million (annual sales: € 268 million)
- 11 June 2007 – the acquisition of Titterington's (Woburn, Massachusetts), supplier of thaw-and-serve products such as scones, muffins and cakes for € 17.2 million (annual sales: US$ 30 million)
- 29 June 2007 – the sale of PURAC America's gluconic acid activities for € 2.4 million (annual sales: US$ 6 million)
- 30 June 2007 – the sale of the frozen bread operations of Délices de la Tour in Maubeuge for € 7.7 million (excluding inventories)
- 7 August 2007 – the acquisition of Kate's Cakes (UK), supplier of premium cakes, muffins, cookies and desserts, for € 52.3 million (annual sales: GBP 23 million)
- 18 December 2007 – the sale of QA Products, a leading producer of decorative toppings for the bakery and food sector in North America, for € 18.6 million (annual sales: US$ 35 million).

Conditional commitments

Third-party guarantees amounted to € 20.8 million as at 31 December 2007 (2006: € 64.8 million). No significant future losses are expected from these guarantees.

Events after balance sheet date

BakeMark Deutschland reorganization

On 11 January 2008 CSM announced its intention to relocate the artisan support organization in Bremen to Bingen and merge it with the existing support organization in Bingen, bringing it together with the Bakery Ingredients Innovation Center in that city. The reorganization is expected to be completed by the end of 2008. Total reorganization charges amount to approximately € 10 million.

END